UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A/A

AMENDMENT NO. 1

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

First Foundation Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-8639702
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

18101 Von Karman Avenue, Suite 700 Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☐

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

On May 19, 2014 First Foundation Inc., a California corporation (“FFI-California”) filed a Form 8A with the Securities and Exchange Commission (the “Commission”) to register its shares of Common Stock, par value $0.001 per share (the “Common Stock”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the (“Exchange Act”).

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend the Registration Statement filed by the registrant with the Commission on May 19, 2014 to reflect the reincorporation, on October 28, 2015, of FFI-California from California to Delaware (the “Reincorporation”). On that date, FFI-California merged with and into First Foundation Inc., a Delaware corporation (“FFI-Delaware” or the “Company”) which was a wholly-owned subsidiary of FFI-California.  FFI-Delaware was the surviving corporation in that merger. Immediately prior to the consummation of the Reincorporation, FFI-Delaware had nominal assets and liabilities. The shareholders of FFI-California approved the Reincorporation at the 2015 Annual Meeting of Shareholders of FFI-Delaware held on October 27, 2015.

As a result of and upon consummation of the Reincorporation (i) each outstanding share of FFI-California’s common stock, par value $0.001, issued and outstanding immediately prior to the effectiveness of the Reincorporation, was automatically converted into one share of the Company’s Common Stock, par value $0.001 per share (the “Company Common Stock”); (ii) each outstanding certificate that had represented shares of FFI-California’s common stock was deemed, without any action on the part of the shareholders, to represent the same number of shares of the FFI-Delaware’s Common Stock and, therefore, it is not necessary for FFI-California’s shareholders to exchange their stock certificates as a result of the Reincorporation); and (iii) all options, restricted stock units and other rights to acquire shares of FFI-California Common Stock outstanding immediately prior to the consummation of the Reincorporation were also automatically converted into options, restricted stock units or other rights (as the case may be) to acquire the same number of shares of FFI-Delaware’s Common Stock upon the same terms, including the respective exercise prices thereof (if any).

In accordance with Rule 12g-3 under the Exchange Act, the shares of Common Stock of the Company were deemed to be registered under Section 12(b) of the Exchange Act as the successor to FFI-California. The Company, as successor issuer to FFI-California, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act. The shares of Common Stock of the Company continue to be listed on the NASDAQ Stock Market LLC under the symbol “FFWM”.

Prior to October 28, 2015, FFI-California’s corporate affairs were governed by the California General Corporation Law. The rights of FFI-California’s shareholders were subject to its Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws. As a result of the Reincorporation, holders of FFI-California common stock are now holders of Company Common Stock, and their rights as stockholders of the Company are governed by the Delaware General Corporation Law and by the Certificate of Incorporation and Bylaws of the Company, copies of which were attached as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2015.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.Description of Registrant’s Securities to be Registered.

Authorized Capital Stock

The Company’s authorized capital stock consists of (i) 70,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”), which are being registered hereby under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

Common Stock

Holders of the Company’s Common Stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders. In the election of directors, each holder is entitled to one vote for each share of Common Stock held and the holders may not cumulate votes for the election of directors. Subject to any contractual restrictions on dividends and to preferences which may be granted to holders of Company Preferred Stock (if any), each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock is entitled to share ratably in all assets remaining after payments of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock have no conversion, preemptive rights or other rights to subscribe for additional shares of Common Stock. The Common Stock is not subject to further calls or assessments by the Company, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Company Common Stock are fully paid and non-assessable.

Preferred Stock

The Preferred Stock (the shares of which are not being registered hereby) may be issued from time to time by action of the Company’s Board of Directors in one or more series, subject to limitations prescribed by law, with such designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock as the Board of Directors may determine, including without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the designation of and the number of shares constituting any such series, or any of the foregoing.

The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by the Board, subsequent to the issuance of shares of such series then outstanding, in each case subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series of Preferred Stock is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of Preferred Stock of such series.

The Common Stock is subject to the express terms, including the priorities, rights, preferences and privileges, of the Preferred Stock and any series thereof. The Board of Directors may issue Preferred Stock with priorities, preferences, participation, voting, dividend, liquidation and other rights that could adversely affect the relative rights of the holders of the Company’s Common Stock. Furthermore, shares of Preferred Stock, if any are issued, may have other rights, including economic rights, senior to our Common Stock, and, as a result, the issuance of shares of Preferred Stock could depress the market prices of the Company’s Common Stock.

Anti-Takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of the Company’s Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have an anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in the payment of a premium over the market price for the shares held by the Company’s stockholders.

Blank Check Preferred. The Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to establish the number of shares of any series of Preferred Stock and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on the shares of each series.

The authority to designate and issue Preferred Stock may be used to issue one or more series of Preferred Stock, or rights to acquire Preferred Stock, that could dilute the interest of, or impair the voting power of, holders of the Common Stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Bylaws. The Company’s Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of the annual meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who (i) was a stockholder of record on the record date for the meeting, (ii) is entitled to vote at the meeting and (iii) has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or to nominate candidates for election to the Board prior to the date of the annual meeting. Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting, including the nomination of candidates for election to the Board in opposition to nominees of the Board of Directors, if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Calling of Special Shareholders Meetings.  Under the Delaware’s corporate law, a special meeting of stockholders may be called by the Board of Directors or by any person authorized to do so in the Certificate of Incorporation or the Bylaws. The Company’s Bylaws provide that a special meeting of shareholders may be called by the Board, the Chairman of the Board, the President, or by stockholders owning not less than 20% of the voting power of the Company, provided that such stockholder or holders have held at least a 20% net long position in the Company’s outstanding shares for at least one year.

Exclusive Forum Selection Provision.  The Company’s Certificate of Incorporation contains an exclusive forum selection provision that requires certain legal actions, including stockholder derivative lawsuits, to be brought in courts located in the State of Delaware.

The foregoing description of the Company’s Common Stock does not purport to be complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws, copies of which are attached as exhibits to the Company’s Current Report on Form 8-K filed on October 28, 2015 and are incorporated herein by reference.

Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. is the transfer agent for the Company’s Common Stock. Its address, as of the date of this Form 8A/A, is 51 Mercedes Way, Edgewood, New York 11717.

ITEM 2.Exhibits.

Exhibit No.	Description of Exhibits

3.1	First Foundation Inc. Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K with the SEC on October 28, 2015).

3.2	First Foundation Inc. Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K with the SEC on October 28, 2015).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FOUNDATION, INC.

Date: October 29, 2015	By:	/s/ JOHN MICHEL
John M. Michel
Executive Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit No.	Description of Exhibits

3.1	First Foundation Inc. Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K with the SEC on October 28, 2015).

3.2	First Foundation Inc. Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K with the SEC on October 28, 2015).

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